

July 30, 2012

<u>Via e-mail</u>
Michael Ciavarella
Chief Executive Officer
Empire Global Corp.
671 Westburne Dr.
Concord, Ontario L4K 4Z1

      Re: Empire Global Corp.
                  Item 4.01 Form 8-K
                  Filed July 23, 2012
                  File No. 0-50045

Dear Mr. Ciavarella:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                 Sincerely,

                                 /s/ William H. Demarest IV

                                 William H. Demarest IV
                                 Accountant